UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K/A

___________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of  April 2007

000-50109
(Commission File Number)

AMS HOMECARE INC.
(Registrant's Name)

1360 Cliveden Avenue - Delta, BC V3M 6K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☑ Form 20-F

☐ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes

☑ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

1360 Cliveden Ave
Delta, BC
V3M 6K2
Canada

FOR IMMEDIATE RELEASE

BC CEASE TRADE UPDATE AND BCSC RESPONSE

Vancouver, B.C. April 6, 2007 - AMS Homecare Inc. (OTCBB: AHCKF), a leading national provider of mobility products, durable medical products and patient monitoring technology to the aging North American population is today, this Good Friday is providing an update on the status of the British Columbia Cease Trade.

The Cease trade implemented on July 10, 2006 by the British Columbia Securities Commission continues to be maintained by the BCSC.  In the latest correspondence from the BCSC, Mr. Martin Eady, Director of Corporate Finance replies directly in response to correspondence from Mr. Gill, CEO of the company cc’d to Mr. Eady and Mr. Doug Hyndman, the BCSC Chair.

Mr. Eady replied to Mr. Gill’s letter dated March 14, 2007, which threatened legal action against the BCSC for its ongoing delay and unreasonable positioning in not removing the cease trade implemented against the company shares.  Mr. Eady replied that the company shares will remain cease traded because, “The basis for my concern is that the Company has not provided staff with evidence that the 174,850,000 shares issued in January 2006: were issued for value as required by section 64(1) of the British Columbia Business Corporations Act (BCA), OR were validated by unanimous shareholder resolution or court order as required by section 68 of the BCA.”

Mr. Eady then indicated in the letter that Section 64(1) of the BCA is as follows and requires:  “A share must not be issued until it is fully paid. It may be paid for by past services for the company, property, or money.  The value of the past services, property and money paid for shares must equal or exceed the issue price of the shares.  The directors must satisfy themselves that: the value of the past services or property attributed to payment of the shares is no more than the fair market value of the past services or property, and the value of the past services, property and money paid must equal or exceed the issue price of the shares.   The directors may take into account reasonable charges and expenses that have been incurred by the person providing the past services, property and money, and are reasonably expected to benefit the company.  And under section 68 of the BCA, shares that were invalidly issued may be validated by court order or unanimous resolution of all the shareholders of the company.  A special resolution of shareholders is not sufficient to validate the shares.”  Mr. Eady also recommended to Mr. Gill in a conversation that the company should secure further legal advice.

The company in 2006 obtained legal advice on these matters and has also received BCSC review of the transaction and obtained the exemption for issuance of the shares based on BCSC advice.   Mr. Gill, stated that “Mr. Eady and his staff are making a grave error and also in the process causing significant harm to the company.  Even a basic read of section 64(1) confirms that the company has indeed complied with the rules and in addition the transaction has already been reviewed in early 2006 by the BCSC and the required exemption for the issuance of the shares accepted by the BCSC”.

Mr. Gill further adds that in his opinion, “The conduct of the BCSC is further evidence of the improper bias of the regulatory agencies in favor of the stock exchanges rather than the protection of the shareholders.  The ongoing cease trade prevents the company from raising funds affecting the operations of the company.  With regards to Mr. Eady’s comments demanding the company retain new counsel.  The company currently retains corporate legal counsel and US securities counsel.  The company to date has been unable to secure Canadian securities legal counsel although it has attempted contacting numerous securities firms in Vancouver.  All firms in Vancouver that were contacted either initially offered assistance or did not proceed further upon being advised that the company is suing the TSX Venture Exchange.  In fact all of the firms contacted in Vancouver stated that they were understaffed and therefore unable to assist the company in the reactivation process.  I then contacted three of the firms and did not indicate that I was calling on behalf of AMS Homecare.  In all three occasions the firms agreed to meet with me and informed me that they had the ability to take on new clients.  It was only until they were advised that I was representing AMS who was involved in suing the TSX Venture Exchange did they refuse to assist in the reactivation process and refused to retain the company as a client.  The conduct of these securities lawyers in Vancouver is another example of the ongoing bias and damage being caused to the company. “

The company’s legal counsel is preparing a response to this latest correspondence from Mr. Eady of the BCSC and based on the legal advice to date and also based on the 2006 review by the BCSC believes it has already complied with all rules and regulations of 64(1) and the BCSC was fully aware of this fact before the Cease Trade was even implemented.  The company will provide further updates as needed.  The delay in removing the cease trade implemented by the BCSC has resulted in damages in the tens of millions to the company and is jeopardizing the ongoing business of the company.  The company is optimistic that the BCSC will recognize its errors and the injustice this suffering is causing to the shareholders especially on this Easter Weekend.

About AMS Homecare

Founded in 1989, AMS Homecare is a successful purveyor of mobility equipment; durable, disposable medical products, and patient monitoring technology.  AMS is a USA retailer with its own pharmacy/durable equipment store (http://www.65plusstore.com).  With a base of 300-plus dealer customers in Canada, the company is moving forward and strengthening its foundation, building an organization capable of serving the needs of the aging populations in Canada and the United States. More information is available at (http://www.amshomecare.com).

For further information contact:

AMS Homecare Inc:

Daryl Hixt

Corporate Communication

604-273-5173 ext 121

ir@amshomecare.com

Safe Harbor Statement: Statements contained in this fact sheet relating to AMS Homecare that are not historical facts are “forward-looking” under the Private Securities Litigation Reform Act. Forward-looking statements are subject to risks and uncertainties.  Investors should refer to the Full and Complete Safe Harbour Statement disclosed on the company website (http://www.amshomecare.com)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMS HOMECARE INC.
Date: April 9, 2007	By:	/s/ Harj Gill
Harj Gill Chief Executive Officer